Exhibit 99.1

Nexera: KeepZone AI Enters into White Label Agreement to Develop its AI-Based Voice Communication Decision Support System

Tel Aviv, Israel, April 20, 2026 (GLOBE NEWSWIRE) -- Nexera Technologies Ltd (“Nexera” or the “Company”) (Nasdaq: NEXR, NEXRW) (formerly known as Jeffs’ Brands Ltd), a data-driven company operating on the Amazon Marketplace expanding into the global homeland security sector through advanced artificial intelligence (“AI”) – driven solutions, today announced that its wholly-owned subsidiary, KeepZone AI Inc. (“KeepZone”), has entered into a strategic white label agreement with a third-party technology provider for the development of KeepZone’s AI-powered voice communication decision support system (the “Agreement”).

Under the terms of the Agreement, KeepZone will acquire the rights to develop and commercialize an innovative AI-powered real-time voice communication decision support system which will be integrated, customized, and rebranded under the KeepZone brand for global deployment.

The platform is designed to process multiple voice and radio communication channels simultaneously, automatically identify potential events, assess risk levels, and deliver a real-time operational insights. The security solution is intended to address the growing challenge of communication overload in high-intensity environments, including defense, homeland security, emergency response, and critical infrastructure operations.

KeepZone plans to introduce the platform as part of its expanding portfolio of AI-based homeland security solutions, offering it to customers as a proprietary product under its brand.

Alon Dayan, Chief Executive Officer of KeepZone, commented: “We believe the Agreement marks a significant step in expanding KeepZone’s operational capabilities and product offerings. By leveraging field-relevant technology and bringing it under the KeepZone brand, we are accelerating our time-to-market with a solution that addresses one of the most critical challenges faced by command centers today – the ability to effectively manage and act on large volumes of real-time voice communications. We believe this platform has the potential to become a core component in next-generation decision support systems across multiple sectors.”

About Nexera Technologies Ltd (formerly Jeffs’ Brands Ltd)

Nexera Technologies Ltd (formerly known as Jeffs’ Brands Ltd) operates, through its subsidiaries, in the fields of advanced technologies for the global homeland security sector and e-commerce:

●	KeepZone - A wholly-owned subsidiary dedicated to distributing and promoting AI-powered homeland security technologies, including 3D imaging and electromagnetic threat detection, perimeter intrusion detection, counter-unmanned aircraft systems, and multi-layered security solutions for critical infrastructure and global markets.

●	Fort Products – A legacy consumer products operations focused on pest control and remedial products, which was sold to Fort Technology Inc. (“Fort”) in July 2025 in exchange for a controlling equity interest. The Company has since reduced its stake in Fort while retaining control and strategic involvement in related e-commerce activities.

●	E-commerce activities - Ongoing legacy operations in data-driven online retail (primarily Amazon Marketplace) through the Company’s other wholly-owned subsidiaries, including Smart Repair Pro and Top Rank.

For more information on Nexera Technologies, visit: https://nexera-tech.io/

Forward-Looking Statements Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing the development, integration, customization, and commercialization of KeepZone's AI-powered voice communication decision support system; the expected capabilities and performance of the platform, including its ability to process multiple voice and radio communication channels simultaneously and deliver real-time operational insights; KeepZone's plans to introduce the platform as part of its expanding portfolio of AI-powered homeland security solutions; the potential market opportunity for the platform across defense, homeland security, emergency response, and critical infrastructure sectors; the Company’s belief that the platform has the potential to become a core component of next-generation decision support systems; and the Company's expectation that its expansion into advanced technology and security solutions through KeepZone and its other subsidiaries will complement its existing e-commerce operations. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (“SEC”), on April 1, 2026, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact

Michal Efraty
Adi and Michal PR-IR
Investor Relations, Israel
michal@efraty.com